Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

VIA EDGAR

April 27, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington D.C., 20549

Re: Avante Systems, Inc.

Amendment No. 4 to the Registration Statement on Form S-1

Filed April 7, 2011

File No.: 333-171305

To the Office of Chief Counsel:

We have been retained by Avante Systems, Inc. (the “Company”) to address a comment by Larry Spirgel, Assistant Director of the United States Securities and Exchange Commission’s Division of Corporation Finance (the “Reviewer”), on the Company’s Registration Statement on Form S-1/A filed April 7, 2011. The latest version of the comment is contained in a letter dated April 15, 2011, but originated in the initial comment letter dated January 14, 2011, and has been reissued by the Reviewer in letters dated February 8, 2011, March 10, 2011, and April 4, 2011. Having reviewed the several iterations of the comment in the previously issued letters by the Reviewer, and the current comment as presented in the April 15, 2011 letter, the Company is of the opinion that the Reviewer has designed the comment as a means to introduce an unauthorized policy to purposefully thwart the lawful registration of shares offered by the Company’s selling shareholders. The Company respectfully appeals to the Office of the Chief Counsel to retract the remaining comment and grant the Company an effectiveness date within a reasonable period of time.

The Company is a Nevada corporation that was formed on August 12, 2010 for the purpose of developing, manufacturing, and selling a video camera integrated with a 3G mobile phone module specifically for use in schools, child/eldercare facilities, and residences in Asia. Mr. Xu Hai Bo is the Company’s President, Chief Executive Officer and member of the Board of Directors, and Mr. Ran Hong Dan is a member of the Board of Directors. Messrs. Bo and Dan each capitalized the Company in August 31, 2010 by investing $12,500 and receiving 600,000 shares of common stock at a price of $0.02 per share pursuant to Regulation S of the Securities Act of 1933, as amended. On September 15, 2010, the Company completed a private placement of 1,350,000 shares of common stock at an offering price of $0.02 per share for total proceeds of $27,000 pursuant to Regulation S of the Securities Act of 1933, as amended. On December 21, 2010, the Company filed a Registration Statement on Form S-1 on behalf of the selling shareholders in a resale offering of their 1,350,000 shares of common stock.

Progression of the Reviewer’s Comment and the Company’s Responses

The comment in question originated in the Reviewer’s January 14, 2011 comment letter, and provides as follows:

WE NOTE THAT YOU ARE A DEVELOPMENTAL COMPANY WITH NOMINAL OPERATIONS. AS A RESULT, THE COMPANY IS CONSIDERED A SHELL COMPANY. IN ADDITION, THE SHARES BEING REGISTERED FOR RESALE CONSTITUTE 100% OF THE COMPANY’S SHARES NOT HELD BY YOUR PRESIDENT AND DIRECTOR AND WERE ISSUED TO YOUR SELLING SHAREHOLDERS RECENTLY. AS A RESULT, THE OFFERING IN AN INDIRECT PRIMARY OFFERING. REVISE YOUR PROSPECTUS COVER PAGE TO IDENTIFY THE COMPANY AS A SHELL COMPANY. IDENTIFY ALL THE SELLING SHAREHOLDERS AS UNDERWRITERS (NOT “MAY BE DEEMED TO BE UNDERWRITERS”) AND FIX THE SALES PRICE TO THE PUBLIC FOR THE DURATION OF THE OFFERING. IN ADDITION, MAKE CONFORMING CHANGES THROUGHOUT THE PROSPECTUS (E.G. PLAN OF DISTRIBUTION).

In response to the comment, the Company researched the federal statutes, rules promulgated by the Commission and interpretive releases by the Division of Corporate Finance for guidance as to what percentage of the Company’s non-affiliate shares would be an acceptable amount to avoid the Company’s secondary offering being classified as a primary offering and avoid improperly naming the selling shareholders as underwriters. Unfortunately, the Company was unable to find any statute, rule or guidance to support the claim made by the Reviewer in the comment. Nevertheless, the Company reduced the amount of shares in the secondary offering from 1,350,000 shares of common stock to 825,000 shares of common stock, or roughly 60% of the issued and outstanding non-affiliate shares in the Company, hoping that a reduction in the number of offered shares would satisfy the Reviewer’s objection.

On February 8, 2011, the Company received the Reviewer’s second comment letter, which reissued the same objection as before that the percentage of non-affiliate shares was too large for a secondary offering, but this time with a new objection stating that the selling shareholders received their shares for “nominal consideration” and that the purpose of the Company’s Regulation S offering was to facilitate a public market in the Company’s securities. The comment is reproduced below:

WE NOTE YOUR RESPONSE TO COMMENT ONE IN OUR LETTER DATED JANUARY 14, 2011. HOWEVER, WE STILL BELIEVE THAT YOUR OFFERING CONSTITUTES AN INDIRECT PRIMARY OFFERING BY THE COMPANY THROUGH THE SELLING SHAREHOLDERS. WE NOTE THAT THE NUMBER OF SHARES BEING REGISTERED IS OVER 60% OF THE SHARES HELD BY NON-AFFILIATES, AND THESE PERSONS RECENTLY RECEIVED THEIR SHARES FOR NOMINAL CONSIDERATION. WE ALSO NOTE THAT THE PURPOSE OF THE UNDERLYING REGULATION S OFFERING WAS TO FACILITATE A PUBLIC MARKET IN THE COMPANY’S SECURITIES. THEREFORE, WE REISSUE OUR COMMENT REQUESTING THAT THE SELLING SHAREHOLDERS BE NAMED AS UNDERWRITERS.

Again, the Company searched for guidance among the controlling statures, regulations and interpretive releases, and found nothing to support the Reviewer’s claim that the offering of a certain percentage of the issued and outstanding shares held by non-affiliates or the amount of consideration paid in the private offering preceding the registration statement works to restyle the secondary offering as a primary offering and to name the selling shareholders are underwriters. The Company did, however, discover Rule 415(a)(1)(i) and helpful interpretive guidance set forth in Securities Act Rules Compliance and Disclosure Interpretations Question 612.09. The Company found that Rule 415(a)(1)(i) and C&DI 612.09 were particularly relevant as the applicable authority concerning whether a secondary offering should be reclassified as a primary offering.

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The Company responded to the Reviewer’s comment by stating that Rule 415(a)(1)(i) allows securities to be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The Company pointed out that the registration statement was filed on behalf of the selling stockholders, none of whom is a subsidiary of the Company and the Company is not a subsidiary of any of the selling stockholders.

The Company further directed the Reviewer to the guidance set forth in C&DI 612.09, which provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company then analyzed C&DI 612.09 to the facts of the Company’s offering. The Company explained to the Reviewer that the selling shareholders, who are all non-affiliates, will have held their shares for more than six months when the registration statement becomes effective, which is the period of time Rule 144 allows as a safe harbor from the Section 2(a)(11) definition of an “underwriter.” The Company further pointed out that the selling shareholders received their shares in exchange for cash to fund the company, and cited to Nevada Revised Statutes 78.211 as the legal basis that authorized the Company’s board of directors to conclusively set the price of its common stock. In this case, the board of directors set the sales price of the Company’s common stock in the private offering at $0.02 per share, well above par value of $0.001. In setting the share price, the board considered a number of factors, including the fact that the Company is a start-up entity with no revenues and no trading market. The Company noted to the Reviewer that while the share price of $0.02 may be considered “nominal” for a blue-chip company, he should not view the share price as “nominal consideration” in light of the Company’s current stage of operation. To the contrary, adequate consideration was paid for the shares by the selling stockholders.

Finally, the Company explained to the Reviewer that the selling stockholders have no connection to the Company other than as investors. The Company will receive no proceeds from the sale of the shares by the selling stockholders. None of the selling stockholders are in the business of underwriting securities and the Company has no contracts, commitments, arrangements or understandings with any of the selling stockholders to create a public market or transact any transaction in its securities. As such, the Company concluded that the selling stockholders are not acting as a conduit for the Company, and the instant registered offering is properly suited as a secondary offering and not an indirect primary offering.

On March 10, 2011, the Company received another comment letter. In this letter, the Reviewer never commented on or offered a contrary position to the legal analysis presented by the Company in its response to the prior letter, nor did the Reviewer cite or refer Rule 415 or C&DI 612.09. Instead, the Reviewer reissued the same objection as before that the percentage of non-affiliate shares was too large and that the money raised in the Regulation S offering was too nominal, and he also included a new objection stating that the selling shareholders investment was not highlighted as a material source of funding in the Company’s MD&A and because of this omission the selling shareholders should be identified as underwriters in the registration statement. The comment is reproduced below:

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WE NOTE YOUR RESPONSE TO COMMENT ONE IN OUR LETTER DATED FEBRUARY 8, 2011. BASED UPON THE SIGNIFICANT PERCENTAGE OF SHARES IN THE OFFERING AND THE NOMINAL AMOUNT OF PROCEEDS RAISED, WE BELIEVE THAT THE PRIMARY PURPOSE OF THE REGULATION S OFFERING WAS TO CREATE A PUBLIC MARKET IN THE COMPANY’S SECURITIES. WE NOTE THAT THE MONIES RAISED IN THE OFFERING ARE NOT HIGHLIGHTED AS A MATERIAL SOURCE OF FUNDING FOR THE COMPANY IN MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS. AS A RESULT, THE SELLING SHAREHOLDERS SHOULD BE IDENTIFIED AS UNDERWRITERS SELLING ON BEHALF OF THE COMPANY IN ORDER TO CREATE A PUBLIC MARKET IN THE COMPANY’S SECURITIES.

At this point in the process the Company was at a loss as to how it should respond. The Company believed that it already gave due emphasis to the proceeds received by the selling shareholders’ investment and adequately disclosed the Regulation S offering in the registration statement. The new objection about not highlighting the Regulation S offering in a particular section of the registration statement as a basis to require selling shareholders to be deemed underwriters appeared genuinely off the mark. It seemed as though the Reviewer was giving the Company the runaround by proffering various objections to the Company’s disclosures devoid of any legal support in any statute, rule, or guidance that would support the basis for his comment. Moreover, having reviewed similar secondary offerings on Edgar by smaller reporting Companies, it appeared as if the objections raised by the Reviewer were unduly focused on the Company and ignored the fact that very similar secondary offering registration statements were cleared by the Commission. As stated in the Company’s response to the reviewer, the Company located 25 registration statement filed by smaller reporting companies that went effective as secondary offerings in the past 2 months and all of them yielded a greater percentage of non-affiliate issued and outstanding shares than the Company’s offering. In light of this fact, the Company implored the Reviewer for guidance why its offering was receiving contrary treatment to those 25 companies that were not burdened by the same comment. And hoping that an emphasis of the Regulation S offering in the MD&A would cure the problem, the Company highlighted the Regulation S offering in the MD&A as a material source of funding.

When the Company received the next comment letter on April 4, 2011, however, the Reviewer never commented on or offered a contrary position to the legal analysis presented by the Company. Nor did the Reviewer shed any light as to why the Company was being singled out when 25 other similar companies with secondary offerings cleared comments. Instead, the Reviewer sent the Company another comment letter and reissued the same objection that the percentage of non-affiliate shares was too large, and introduced yet another objection that was not raised in any of the prior comment letters. The new objection centered on the Company’s status as a shell company. The new theory claimed that a percentage amounting to 60% of the non-affiliate shares combined with the fact that the Company is a shell company requires all secondary offerings to be restyled as primary offerings and underwriter status automatically imposed on all selling shareholders involved. The Reviewer cited to SEC Release 33-8869(2007) as the legal support for his rule. The comment is reproduced below:

WE NOTE YOUR RESPONSE TO PRIOR COMMENT ONE IN OUR LETTER DATED MARCH 10, 2011. PLEASE NOTE THAT THE AMOUNT BEING REGISTERED CONSTITUTES MORE THAN 60% OF YOUR OUTSTANDING SHARES, NOT HELD BY AFFILIATES. THIS FACT COMBINED WITH YOUR COMPANY BEING CONSIDERED A SHELL COMPANY MANDATES THAT ANY SHAREHOLDERS WHO RECEIVE THEIR SHARES FROM THE COMPANY ARE DEEMED TO BE UNDERWRITERS FOR PURPOSES OF ANY OF THE RESALES. PLEASE REVISE YOUR REGISTRATION STATEMENT TO IDENFITY ALL OF YOUR SELLING SHAREHOLDERS AS UNDERWRITERS. FOR FURTHER GUIDANCE, PLEASE REFER TO SEC RELEASE 33-8869 (2007) WHICH PRESERVED THE “PRESUMPTIVE UNDERWRITER” PROVISION WITH RESPECT TO THE SALE OF SECURITIES OF SHELL COMPANIES.

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Upon receiving the April 4, 2011 comment letter, the Company was hopeful that SEC Release 33-8869 (2007) would shed some guidance on the strident position the Reviewer was taking with regard to the Company’s offering. But unfortunately, that was not the case. SEC Release 33-8869 (2007) was entirely irrelevant to the subject matter raised in the comment, and only further confused the Company as to the Reviewer’s intentions.

The Company responded to the April 4, 2011 letter with an explanation of SEC Release 33-8869 (2007) and how it offered no assistance to support the Reviewer’s position. As stated in SEC Release 33-8869 (2007), “Securities Act Rule 145 provides that exchanges of securities in connection with reclassifications of securities, mergers or consolidations or transfers of assets that are subject to shareholder vote constitute sales of those securities. Unless an exemption from the registration requirement is available, Rule 145(a) requires the registration of these sales. Rule 145(c) deems persons who were parties to such a transaction, other than the issuer, or affiliates of such parties to be underwriters.” As stated in the Preliminary Note to Rule 145, “The thrust of the rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security” (emphasis in original).

The Company explained that the Company’s secondary offering does not involve a Rule 145(a) transaction that would implicate a “presumptive underwriter” status. As such, the Reviewer’s reliance on Rule 145 and Release 33-8869 (2007) was misplaced and does not mandate that selling shareholders be deemed underwriters when they purchased their shares in a shell company, nor does it serve to legally transform a legitimately presented secondary offering into a primary offering.

In an attempt to avoid the application of the Reviewer’s new rule, the Company again reduced the amount of shares in the secondary offering from 825,000 shares of common stock to 390,000 shares of common stock, or roughly 28% of the issued and outstanding non-affiliate shares in the Company, hoping that this ratio of offered shares to issued and outstanding shares would satisfy the Reviewer’s arbitrary and capricious sense of what an appropriate percentage should be.

On April 15, 2011, the Reviewer sent the Company another comment letter with new theory as to why the Company’s secondary offering was really a primary offer and why all selling shareholders should be deemed underwriters. Remarkably, the previously stated indispensible factor that served as the constant thread in all comment letters – an improperly high percentage of the non-affiliate shares being offered -- was noticeably missing from the new rule. Also missing from the new rule was the consideration paid for the shares in the Regulation S offering, or the particular location in the registration statement where the use of proceeds needs to be identified as a material source of funding. In the place of all those prior justifications, and contrary to what the Reviewer had been telling the Company for months, the Reviewer simply explained that “because your company is shell company any selling shareholders reselling their shares in a registered offering are considered underwriters.” The comment is reproduced below:

WE NOTE YOUR RESPONSE TO COMMENT ONE IN OUR LETTER DATED APRIL 4, 2011 AND CONTINUE TO BELIEVE THAT BECAUSE YOUR COMPANY IS A SHELL COMPANY ANY SELLING SHAREHOLDERS RESELLING THEIR SHARES IN A REGISTERED OFFERING ARE CONSIDERED UNDERWRITERS. OUR REFERENCE TO SEC RELEASE 33-8869 (2007) WAS INTENDED TO ILLUSTRATE THIS POSITION AS FOLLOWS: THE RELEASE MAKES CLEAR THAT RULE 144 IS NOT AVAILABLE FOR THE RESALE OF SECURITIES INITIALLY ISSUED BY SHELL COMPANIES. THIS IS BECAUSE SHAREHOLDERS WHO RECEIVE SHARES FROM A SHELL COMPANY ARE CONSIDERED UNDERWRITERS WITH RESPECT TO THEIR RESALES UNTIL THE COMPANY IS NO LONGER A SHELL COMPANY AND ADEQUATE INFORMATION (FORM 10 INFORMATION) HAS BEEN AVAILABLE TO THE MARKET FOR A PERIOD OF TWELVE MONTHS. UNTIL THE COMPANY SATISFIES THESE CONDITIONS, THE SELLING SHAREHOLDERS WILL BE DEEMED TO BE UNDERWRITERS WHOSE SALES ARE DESIGNED TO CREATE A MARKET IN A SHELL COMPANY’S SECURITIES.

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Telephone Conference with the Reviewer

The Company retained our services to contact the Reviewer directly in an attempt to gain clarity on the Reviewer’s position and to negotiate a resolution to the problem. After setting up a conference call, the Reviewer contacted my office by telephone on April 21, 2011. In that conference, the Reviewer explained that it was against public policy for a trading market to develop in a shell company’s securities. He explained that a trading market should only be allowed for operating companies, and his prohibition of a secondary offering served the purpose of preventing the selling shareholders to trade their shares in the open market until the Company research an operating status for at least 12 months.

After hearing the Reviewer’s explanation, I questioned how restyling the offering as a primary offering and requiring the selling shareholders to be named as underwriter would serve the purpose of preventing trading in a shell company. The Reviewer responded that investors would benefit from the added benefit of having liability imposed on the selling shareholders. When this response did not appear helpful to provide insight on the purpose of the Reviewer’s new rule, I asked the Reviewer what authority allowed him to fashion a new rule that apparently usurped the Commissions rulemaking authority. The Reviewer responded that he talked the matter over with the Office of the Chief Counsel and that the policy was a “work in progress.”

Request to Retract the Reviewer’s Comment and Establish Effectiveness

We respectfully request a retraction of the final comment issued by the Reviewer to the Company’s registration statement and for an effectiveness date in the soonest possible timeframe.

The Reviewer’s impermissibly enacted law in the comment and review process of a registration statement. By imposing a rule on the Company that it may not conduct a secondary offering because it is a shell company, the Reviewer has essentially hijacked the rulemaking power that the Congress has vested in the Commission to advance new law that applies universally to all shell companies. As an assistant director reviewing a Form S-1 registration statement, the Reviewer has no legal authority to prevent all shell companies from conducting secondary offerings or require that selling shareholders of shell companies be deemed underwriters. There is simply no statute or regulation allowing such and the Reviewer is not endowed with the power to enact law or promulgate regulations. Congress has delegated certain rulemaking functions to the Commission to effectively and efficiently carry out the objectives of securities regulation. As a regulatory agency, the Commission creates rules according to the processes defined by the Administrative Procedure Act, which provides a mechanism for interest parties to receive notice and participate in the process. In this way, the rulemaking process itself provides participants in the capital markets with precise notice of what is expected of them, what conduct will be sanctioned, and what promotes fairness and equality of treatment among similarly situated persons. The Reviewer overstepped his bounds and self enacted a rule that has far reaching consequences not only to the Company but all shell companies alike. A rule that negatively impacts an entire segment of business with far-reaching consequences should not only be administered by the authorized personnel at the Commission but should also follow the strict protocols required by the Administrative Procedure Act.

The Reviewer’s new rule stands contrary to existing law. Rule 415 and the fact-based test provided by C&DI 612.09 are the existing authority on matters pertaining to secondary offerings. As presently written, all companies may use Rule 415, including shell companies, as long as the securities which are to be offered or sold are on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. If there is a dispute as to whether the selling shareholders are attempting to use Rule 415 as a “conduit” of the issuer, the Division of Corporate Finance has provided the fact-based analysis in C&DI 612.09 to determine whether a secondary offering should be restyled as a primary offering. The Reviewer’s rule wholly contravenes the fact-based policy already announced by the Division of Corporate Finance in favor of a bright line rule that must be universally applied to all shell companies.

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Finally, the Company is a small business issuer with limited financial resources and has been prejudiced by having to divert management’s time and effort and hire expensive professionals to respond to the comment at issue. The Reviewer has advanced inconsistent legal theories in four separate letters spanning from January 2011 to the present date demanding that the Company change its secondary offering to a primary offering and to deem all selling shareholders as underwriters. The Company has sought professional advice from two separate law firms to determine what course of action it should take in light of the comment, and is left with considerable uncertainty about its pending offering. We respectfully request an end to the comment itself and an effectiveness date to move forward with the offering.

For the foregoing reasons, we respectfully request that the Office of the Chief Counsel retract the Reviewer’s remaining comment and grant the Company an effectiveness date for its offering.

Sincerely,

/s/ Scott Doney

Scott Doney, Esq.